UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

 X ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE --- ACT OF 1934


For the year ended December 31, 2006
                   -----------------


                  OR


    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE --- ACT OF 1934


For the transition period from                      to
                              ---------------------     ---------------------


Commission file number 2-14960
                       -------



                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                  ---------------------------------------------
                            (Full title of the plan)


                           General Motors Corporation
              300 Renaissance Center, Detroit, Michigan 48265-3000
              ----------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)



Registrant's telephone number, including area code (313) 556-5000


    Notices and communications from the
    Securities and Exchange Commission
    relative to this report should be
    forwarded to:


                                       Nick S. Cyprus
                                       Controller and Chief Accounting Officer
                                       General Motors Corporation
                                       300 Renaissance Center
                                       Detroit, Michigan  48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a) FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE                  Page No.
    ----------------------------------------------                  --------

     General Motors Savings-Stock Purchase
      Program for Salaried Employees in the United States:
        Report of Independent Registered Public Accounting Firm        3
      Statements of Assets Available for Benefits as of
        December 31, 2006 and 2005                                     4
      Statement of Changes in Assets Available for
        Benefits for the Year Ended December 31, 2006                  5
      Notes to Financial Statements                                    6
      Supplemental Schedule, Form 5500, Schedule H, Part IV,
        Line 4i  -  Schedule of Assets (Held at End of Year)
        as of December 31, 2006                                       15

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.


(b) EXHIBIT
    -------

    Exhibit 23 - Consent of Independent Registered Public Accounting Firm




                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



                                             General Motors Savings-Stock
                                             Purchase Program for Salaried
                                             Employees in the United States
                                             ------------------------------
                                                     (Name of plan)



Date    June 29, 2007                By:
        -------------

                                           /s/G. Richard Wagoner, Jr.
                                           -----------------------------------
                                           (G. Richard Wagoner, Jr.,
                                           Chairman of the Board of Directors)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of General Motors Savings-Stock Purchase Program for Salaried Employees in the United States

We have audited the accompanying statements of assets available for benefits of General Motors Savings-Stock Purchase Program for Salaried Employees in the United States (the "Program") as of December 31, 2006 and 2005, and the related statement of changes in assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Program is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Program's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Program as of December 31, 2006 and 2005, and the changes in assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Program's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/Deloitte & Touche LLP
------------------------
DELOITTE & TOUCHE LLP
Detroit, Michigan

June 28, 2007

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2006 AND 2005

                                              2006            2005
                                            -------          -------
                                             (dollars in thousands)
ASSETS:

   Investment in General Motors Savings
     Plans Master Trust (Note D):
     Investments, at fair value         $11,923,674      $11,309,090
     Loans                                  210,737          233,457

   Employee contributions receivable         13,505           13,805
   Employer contributions receivable            482            1,997
                                         ----------       ----------


ASSETS AVAILABLE FOR BENEFITS
AT FAIR VALUE                           $12,148,398      $11,558,349
                                         ----------       ----------

Adjustment from fair value
to contract value for interest
in common collective trusts relating
to fully benefit-responsive
investment contracts                        (18,960)         (11,450)
                                         ----------       ----------

ASSETS AVAILABLE FOR BENEFITS           $12,129,438      $11,546,899
                                         ==========       ==========



Reference should be made to the Notes to Financial Statements.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES

              STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2006 (dollars in thousands)


ADDITIONS:

   Net investment gain from General
   Motors Savings Plans Master Trust (Note D)       $1,836,917

   Contributions:
     Employer                                          $11,630
     Employee                                          348,369
                                                    ----------

   Total additions                                   2,196,916

DEDUCTIONS:

    Distributions to participants                  (1,607,493)


TRANSFERS OUT (Note E)                                 (6,884)
                                                    ----------

NET INCREASE                                           582,539

ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                11,546,899
                                                    ----------

   End of year                                     $12,129,438
                                                    ==========


Reference should be made to the Notes to Financial Statements.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES

                          NOTES TO FINANCIAL STATEMENTS
                      AS OF DECEMBER 31, 2006 AND 2005 AND
                      FOR THE YEAR ENDED DECEMBER 31, 2006

A. DESCRIPTION OF THE PROGRAM

  Following is a brief description of the Program that is provided for general information purposes only. Participants should refer to the Program document and prospectus for a complete description of the Program's provisions.

  GENERAL - General Motors Corporation (the "Corporation" or "GM") has established the General Motors Savings-Stock Purchase Program for Salaried Employees in the United States (the "Program"), a defined contribution plan. Eligibility is restricted to regular employees of the Corporation who have completed six months of employment and who are compensated fully or partly by salary and/or commission, but who are not represented by a labor organization (unless they are eligible through understandings reached between the Corporation and their collective bargaining representatives). Employees classified as part-time employees, regular employees-temporary assignment, flexible service employees or temporary employees are eligible to participate in the Program upon the completion of six months of employment. Except for purposes of the investment of Program assets, until June 30, 2006, the Investment Funds Committee of the Corporation's Board of Directors acted as the Program fiduciary and, along with various officers, employees, and committees, with authority delegated from the Program fiduciary, controlled and managed the operation and administration of the Program subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective June 30, 2006, the GM Benefit Plans Administration Committee became the Program's named fiduciary for general administration, and State Street Bank and Trust Company (the "Trustee") began serving as the independent fiduciary and investment manager of the Program solely with respect to the GM $1-2/3 Par Value Common Stock Fund. General Motors Investment Management Corporation ("GMIMCO") is the named fiduciary of the Program for purposes of investment of Program assets, with the exception (commencing on June 30, 2006) of the GM $1-2/3 Par Value Common Stock Fund. This Program is subject to the provisions of ERISA.

  Effective November 30, 2006, GM sold a majority interest in GMAC LLC ("GMAC"), a previously wholly owned subsidiary of GM. The transaction resulted in the severance of certain GMAC employees who were participants in the Program, thereby permitting their account balances to be withdrawn or distributed (including the election to receive an eligible rollover distribution). In connection with the sale GMAC established the GMAC Retirement Savings Investment Plan, a defined contribution plan (the GMAC Plan). In addition to being eligible to elect to receive withdrawals and eligible rollover distributions, the separated GMAC participants were given a one-time opportunity to have the value of their account balances directly rolled over to the GMAC Plan. For those employees who elected to do so, their Program assets were rolled over and reinvested under the corresponding investment options in the GMAC Plan. This amount totaled approximately $149 million and is recorded in distributions to participants in the statement of changes in assets available for benefits.

  PARTICIPANT CONTRIBUTIONS - An eligible participant employed by the Corporation (an "Employee") may elect to contribute to the Program as follows in accordance with provisions and within the applicable Federal limits:

     o On an after-tax basis ("Regular Savings"), up to 50% for 2006 of an Employee's eligible salary as defined in the Program.

     o On a tax-deferred basis ("Deferred Savings"), an amount of eligible salary which is the lesser of (1) $15,000 for 2006 or (2) up to 50% for 2006 of the Employee's eligible salary for a calendar year.

     o Effective July 1, 2006, Employees have the opportunity to participate in the Roth Savings feature on an after-tax basis. Participants may contribute up to 50% of eligible earnings as defined in the Program. Roth Savings contributions are combined with Deferred Savings for purposes of applying the $15,000 contribution limit for 2006.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

     o In lieu of receiving a distribution from The General Motors Enhanced Variable Pay Plan for Salaried Employees in the United States (the "Variable Pay Plan"), an Employee may elect to have the Corporation contribute, as Deferred Savings to the extent permissible under tax law, up to 100%, in 10% increments, of any such amount, which vests immediately.

     o In lieu of receiving a Flexible Compensation Payment from the Corporation, an Employee may elect to have the Corporation contribute 100% of the Flexible Compensation Payment as Deferred Savings until the tax deferral legal limit is reached and then any remaining portion of such payment will be contributed as Regular Savings to the extent permissible under tax law.

     o An Employee age 50 or older, or who will attain age 50 by the end of the calendar year, and who is contributing at least 6% of his or her eligible monthly base salary to his or her account, may be eligible to make "catch-up" contributions to their account. A catch-up contribution of Deferred Savings or Roth Savings may be made up to the annual limit ($5,000 in 2006) set forth by the Internal Revenue Service (the "IRS"), and only after a tax law limit has been reached, such as the 401(k) annual contribution limit ($15,000 in 2006).

     o Basic Savings as defined by the Program are Employee savings (Regular, Deferred, and/or Roth Savings) up to 6% of an Employee's eligible monthly base salary. One-half of an Employee's Basic Savings up to 6% is required to be invested in GM $1-2/3 Par Value Common Stock Fund. The remainder of an Employee's contributions will be invested at the Employee's direction, in 10% increments, in any of the Program's investment options with the exception of those funds which are restricted from new contributions as described in the Program document. Effective January 1, 2006, the provision requiring employee and employer contributions to be invested in the GM $1-2/3 Par Value
         Common Stock Fund for the Required Retention Period was eliminated.

  In addition, an Employee also may elect to combine the contribution methods disclosed above, provided that the sum of these contributions does not total more than 50% for 2006 of eligible monthly base salary for any calendar year. The sum of the above-described methods of contribution may only exceed the above percentages of eligible salary by an amount equal to the payout under the Variable Pay Plan, the Flexible Compensation Payment, and the catch-up contributions. As defined in the Program document, the Corporation's total matching contribution will be based on the Employee's Basic Savings contribution. In the first quarter 2005, the GM matching contribution was 50% of Basic Savings and from April 1, 2005 through December 31, 2005, it was reduced to 20%.

  EMPLOYER CONTRIBUTIONS - The Corporation's contributions described below were invested in the GM $1-2/3 Par Value Common Stock Fund in 2005. However, the Required Retention Period which required GM contributions to remain invested in the GM $1-2/3 Par Value Common Stock Fund during the period from January 1 through December 31 of the calendar year was eliminated effective January 1, 2006.

     o GM Matching Contributions - Effective January 1, 2006, the GM matching contributions were suspended for the 2006 calendar year.

     o GM 1% Benefit Contribution - An Employee hired on or after January 1, 1993 will automatically have a Corporation contribution amount equal to 1% of the Employee's eligible monthly base salary credited each pay period to such Employee's account upon attainment of eligibility. This contribution is provided because such Employee will receive different post-retirement benefit treatment from the Corporation than Employees hired prior to January 1, 1993. Such contribution will be credited to the Employee's account whether or not the Employee elects to participate in the Program.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

  VESTING - Assets derived from employee contributions and related Corporation contributions and earnings thereon vest immediately on allocation to the employee's account except for employees with less than three years of credited service for whom Corporation contributions and related earnings vest on January 1 following the calendar year in which such contributions or earnings are credited. Forfeitures are used to offset future employer contributions.

  FUND EXCHANGES - Subject to excessive trading policy, participants may generally exchange funds between investment options on any business day on which the New York Stock Exchange is open ("Business Day"). However, in 2005, employer contributions required to be invested in the GM $1-2/3 Par Value Common Stock Fund may not be exchanged until completion of the Required Retention Period. The Required Retention Period was eliminated effective January 1, 2006. The excessive trading policy includes a monitoring process limit of one roundtrip transaction per fund within any rolling 90-day period, subject to an overall limit of four round-trip transactions across all funds in the Program over a rolling 12-month period. A roundtrip transaction occurs when an exchange into and out of a fund option within a 30 day period is executed. Systematic contributions and withdrawals (i.e. regular payroll deductions, loan payments, hardship withdrawals) as permitted under the Program do not count as exchanges under the excessive trading policy.

  PARTICIPANT WITHDRAWALS - A participant may withdraw Deferred Savings in their account at any time after attaining age 59-1/2. Prior to age 59-1/2, Regular Savings may be withdrawn at any time however, Deferred Savings may only be withdrawn because of severance from employment, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by the Corporation. The amount that may be withdrawn for a financial hardship is limited as defined in the Program. The reason for a hardship distribution must conform to conditions required by the IRS. Effective January 1, 2006, a participant who receives a hardship withdrawal shall have his or her contributions to the Program suspended for a period of 6 months following the withdrawal. Prior to January 1, 2006, the suspension was period was 12 months from the date of receiving a hardship withdrawal.

  PAYMENT OF BENEFITS - Upon severance from employment, a participant may elect to leave his or her assets in the Program or take a distribution in accordance with Program provisions equal to the value of the participant's vested assets in his or her account.

  PLAN ADMINISTRATION - The Corporation pays certain costs of Program administration.

  INVESTMENT OPTIONS - The Corporation's 1% Benefit Contributions (but not GM matching contributions that were suspended during 2006) are invested in the GM $1-2/3 Par Value Common Stock Fund. However, the Required Retention Period which required GM contributions to remain invested in the GM $1-2/3 Par Value Common Stock Fund during the period from January 1 through December 31 of the calendar year was eliminated. The remainder of an Employee's contributions will be invested at the Employee's direction, in 10% increments, in any of the investment options in the Program of which there are approximately 70. Effective January 1, 2007, the provision which required participant to invest one-half of Basic Savings contributions in the GM $1-2/3 Par Value Common Stock Fund and the 1% Benefit Contribution were eliminated.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

  GM $1-2/3 Par Value Common Stock Fund - Under this investment option, employer and any employee contributions are invested by the Trustee primarily in General Motors Corporation's common stock. Each unit represents a proportionate interest in all of the assets of the GM $1-2/3 Par Value Common Stock Fund. The number of units credited to each participant's account within an applicable plan will be determined by the amount of the participant's contributions and the purchase price of a unit in the GM $1-2/3 Par Value Common Stock Fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of General Motors Corporation's common stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held in the fund.

  Each participant directs the Trustee how to vote common stock shares allocated to his or her account. The Trustee will exercise voting rights with respect to those shares for which direction has not been received by the required deadline.

  REDEMPTION FEES - From time to time, certain funds within the Program may impose a redemption fee if an investment is held for less than a stated period. If applicable, these fees are disclosed in the individual mutual fund prospectuses as well as the Program prospectus which contains additional information about each fund. The redemption fees are paid to the respective funds and help protect the funds' shareholders by discouraging frequent trading in response to or in anticipation of short-term market fluctuations.

  PARTICIPANT LOANS - Participants may borrow once per year from their pre-tax Deferred Savings, after-tax Roth Savings, and Regular Savings assets (excluding Corporation contributions, and earnings thereon subject to the required vesting provisions). The amount and terms of the loans are limited under the Program. The loan interest rate will be established once each quarter at a rate equal to the prime lending rate as of the previous quarter-end published by the Wall Street Journal and will apply to all new loans issued during that quarter. Loan repayments are generally made through after-tax payroll deductions and are invested in the same discretionary investment options that the participant originally selected for their savings contributions. Interest paid on a loan is credited back to the borrowing employee's account in the Program. Partial and total prepayment of loans is permitted at any time, without penalty. Loans not repaid within the loan term are deemed to be distributions from participants' accounts. The outstanding balances of participant loans amount to approximately $211 million and $233 million as of December 31, 2006 and 2005, respectively.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

  BASIS OF ACCOUNTING - The financial statements of the Program are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

  USE OF ESTIMATES - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates.

  RISKS AND UNCERTAINTIES - The Program and master trust utilize various investment instruments including U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

  ADOPTION OF NEW ACCOUNTING GUIDANCE - The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of the Fully Benefit-Responsive Contracts Held by Certain Investments Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Program invests in investment contracts through the General Motors Savings Plan Master Trust (the "Master Trust"). The statement of assets available for benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to investment contracts. The statement of changes in assets available for benefits is prepared on a contract value basis. The statement of changes in assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of assets available for benefits at December 31, 2005.

  INVESTMENT VALUATION - The Program's investments are stated at fair value, except for benefit-responsive investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common/collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions and withdrawals made under the investment contracts plus credited earnings, which are net of expenses charged to synthetic contracts.

  Security transactions are recorded on a trade-date basis. Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are owned by the Program.

  PAYMENT OF BENEFITS - Distributions to participants are recorded upon distribution.

C. INVESTMENTS

  All of the investments in the Program are held in the Master Trust as more fully described in Note D. All investments in the Master Trust are participant-directed.

D. THE MASTER TRUST

  The Corporation established the Master Trust pursuant to a trust agreement between the Corporation and State Street Bank and Trust, as trustee of the Master Trust, in order to permit the commingling of trust assets of multiple employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust.

  Employee benefit plans participating in the Master Trust as of December 31, 2006 consist of the following:

     o General Motors Savings-Stock Purchase Program for Salaried Employees in the United States
     o General Motors Personal Savings Plan for Hourly-Rate Employees in the United States
     o   General Motors Income Security Plan for Hourly-Rate Employees

  Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the Master Trust investment options in which the respective plan participates.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

  The net investment income of the commingled Master Trust investment funds is allocated by the Trustee to each participating plan based on that plan's interest in each commingled Master Trust investment fund, as compared with the total interest of all the participating plans, in each commingled Master Trust investment fund at the beginning of the month. For all other investment options, the net investment income is separately earned by the respective employee benefit plan, and is thus recorded separately in the accounting records of the respective plan.

  As of December 31, 2006 and 2005, the Program had approximately a 57% interest in the Master Trust.

  The net assets available for benefits of the Master Trust at December 31, 2006 and 2005, are summarized as follows (dollars in thousands):


  ASSETS:                                               2006         2005
                                                      -------      -------
     Investments at fair value:
      General Motors Corporation $1-2/3 Par
      Value Common Stock                            $1,915,259   $1,408,635
      Other common stock                               383,045      374,283
                                                    ----------   ----------
        Total common stock                           2,298,304    1,782,918

      Promark Large Cap Index                        1,652,398    1,764,993
      Promark Income Fund                            6,636,266    6,755,020
      Other common collective trusts                 1,813,938    1,581,589
                                                    ----------   ----------
        Total common collective trusts              10,102,602   10,101,602

      Mutual funds                                   8,240,383    7,715,576

      Loan funds                                       605,630      661,909
                                                    ----------   ----------
  Total investments at fair value                   21,246,919   20,262,005

  Receivables - accrued investment income                    4           95
                                                    ----------   ----------

        Total assets                               $21,246,923  $20,262,100
                                                    ==========   ==========
  LIABILITIES-

     Due to broker for securities purchased              2,855        2,203
                                                    ----------   ----------
  NET ASSETS AVAILABLE FOR BENEFITS
  AT FAIR VALUE                                    $21,244,068  $20,259,897
                                                     =========    =========

  Adjustment from fair value to contract value for
  interest in common collective trusts relating
  to fully benefit-responsive investment contracts    (38,521)     (22,924)
                                                    ----------   ----------
  NET ASSETS AVAILABLE FOR BENEFITS                $21,205,547  $20,236,973
                                                    ==========   ==========

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued


  The net investment gain of the Master Trust for the year ended December 31, 2006 is summarized as follows (dollars in thousands):


  Interest                                              34,352
  Net appreciation in fair value of investments:
   General Motors Corporation $1-2/3 Par Value
     Common Stock                                      821,791
   Other common stock                                  162,068
   Mutual funds                                      1,031,320
   Common collective trusts:
     Promark Income Fund                               354,795
     Promark Large Cap Index                           244,470
     Other common collective trusts                    281,061
                                                     ---------
  Total net appreciation                             2,895,505
                                                     ---------
   Total net investment gain                        $2,929,857
                                                     =========

E. TRANSFERS

  On April 12, 1999, the GM Board of Directors approved the complete separation of Delphi by means of a spin-off, which was completed on May 28, 1999. Prior to the spin-off, GM established the Delphi Savings-Stock Purchase Program (the "Delphi Program"), modeled after the GM Program. On May 28, 1999, for those employees who elected to do so, assets representing Delphi participants' holdings in the GM Program were transferred and reinvested under the corresponding investment options in the Delphi Program. As a result of the separation, the Delphi Program was separated from the GM Program, and is now administered by Delphi as a separate program. On a very limited basis, participants may elect to transfer their holdings between the Delphi and GM Program.

F. TERMINATION

  Although it has not expressed any intent to do so, the Corporation has the right to terminate the Program subject to the provisions of ERISA. Such Program termination, if any, would not affect a participant's interest in assets already in the Program.

G. FEDERAL INCOME TAX STATUS

  By letter dated April 3, 2000, the IRS has determined and informed the Corporation that the Program is a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a), 401(k), and 4975(e)(7)of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder was determined to be exempt from United States Federal income taxes under Section 501(a) of the Code. The Program's fiduciary and tax counsel believe that the Program is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore no provision for income taxes has been included in the Program's financial statements.

H. RELATED PARTY TRANSACTIONS

  The Program and Master Trust enter into certain related party transactions. These generally include investments with trustees, fund managers, the Corporation and its subsidiaries. Such transactions are within the scope of the investment guidelines.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued

I. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

  The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

                                               December 31,     December 31,
                                                  2006              2005
                                               ------------     ------------

     Assets available for benefits per the
       financial statements                    $12,129,438      $11,546,899

     Add:  Adjustment from contract value
     to fair value for interest in common
     collective trusts relating to fully
     benefit-responsive investment contracts.       18,960           11,450
                                                ----------       ----------

     Assets available for benefits per the
       Form 5500                               $12,148,398      $11,558,349
                                                ==========       =========

  The following is a reconciliation of total net investment gain from the General Motors Savings Plan Master Trust per the financial statement to the Form 5500.

                                                                December 31,
                                                                    2006
                                                                ------------

     Total net investment gain from the General Motors
     Savings Plan Master Trust per the financial statement       $1,836,917

     Add:  Adjustment from contract value to fair value for
     interest in common collective trusts relating to fully
     benefit-responsive investment contracts                         18,960
                                                                  ---------

     Total investment income per the Form 5500                   $1,855,877
                                                                  =========

J. SUBSEQUENT EVENTS

     o Effective January 1, 2007, the Corporation reinstated the GM matching contributions at 50% for each dollar an Employee contributes up to 4% of eligible base salary.

     o Effective January 1, 2007, for Employees with a length of service date on or after January 1, 2001, and who have completed six months of service are eligible for both the 1% GM Benefit Contribution and a new 4% GM retirement contribution.

     o Effective January 1, 2007 flexible service Employees with a length of service date on or after January 1, 1993 are eligible to receive the 1% GM Benefit Contribution and a new 4% GM retirement contribution. Flexible service Employees with a length of service date on or after January 1, 2001 are eligible to receive a new 4% GM retirement contribution.

     o Effective January 1, 2007, for those eligible to receive GM contributions (4% GM Retirement Contribution, 1% GM Benefit Contribution, and any GM matching contributions) will be invested based on each employee's discretionary elections in existence on the date of such GM contributions. Participants who do not make employee contributions and/or do not give direction regarding the initial investment of the 4% GM Retirement Contribution or the 1% GM Benefit Contribution, will have these contributions invested in the Promark Income Fund (effective after 4:00 p.m.Eastern Time on June 29, 2007, such amounts will be invested in the Pyramis Strategic
         Balanced investment option).

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Concluded

     o Effective January 1, 2007 the vesting provision for employees with a length of service date on or after January 1, 2007 was modified such that GM contributions will vest upon completion of three years of service. Individuals with a length of service date prior to January 1, 2007, who are not yet vested will continue to vest under the current vesting schedule.

     o Effective March 30, 2007, the following four restricted funds were removed as investment options from the Program. Any assets in these restricted funds as of March 30, 2007 were transferred automatically to the Promark Income Fund.

         o  DIRECTV Group Common Stock Fund
         o  News Corporation Non-Voting Common Stock Fund
         o  Electronic Data Systems Corporation Common Stock Fund
         o  Raytheon Company Common Stock Fund

     o Effective immediately after the close of business on June 29, 2007, the following changes will be made to the Program:
         o Certain investment options that are currently available in the Program will be removed.
         o  Certain new investment options will be added.
         o The investment options that are being removed will no longer be available for participant contributions, loan repayments or exchanges.
         o Participant account balances (as well as contributions and loan repayments) that are in the investment options that are being removed will be transferred to other available options, subject to the next sentence.
         o Participant account balances that are in investment options that are being removed and that assess short-term trading (redemption) fees will be transferred to other available investment options after the relevant holding period expires.
         o The Pyramis Strategic Balanced investment option will become the default option for certain contributions and loan repayments for participants who have not designated other available investment options for those amounts.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES

                    Form 5500, SCHEDULE H, Part IV, Line 4i-
                    Schedule of Assets (Held at End of Year)
                    DECEMBER 31, 2006 (dollars in thousands)

     Identity of Issuer, Borrower, Lessor or Similar Party      Current Value

     *Participant loans, maturing through
     December 31, 2016 with rates ranging
     from 4.0% and 9.5%                                           $210,737
                                                                   =======

* Denotes parties-in-interest